

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Barry L. Saunders
Vice President and Chief Financial Officer
Sonoco Products Company
1 N. Second St.
Hartsville, South Carolina 29550

> **Re:** **Sonoco Products Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-11261**

Dear Mr. Saunders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

1.   Please provide the performance graph required by Item 201(e)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations, page 24

2.   We note your disclosure of contractual obligations includes a line item for income tax contingencies. Please tell us whether this amount represents your liability for

unrecognized tax benefits, and if so, reconcile the amount presented here to the disclosure provided on page F24 of your Form 10-K.

Critical Accounting Policies and Estimates, page 28

Impairment of Goodwill, page 29

3.   Please expand your disclosure to provide additional detail regarding the process through which goodwill is tested for impairment. For example, your disclosure makes reference to the potential impact of changes in management's expectations for future periods. Please address the degree of uncertainty associated with the key assumptions used in assessing goodwill. As another example, your disclosure identifies the change in projected operating profits that would result in a carrying value exceeding the fair value of certain reporting units. Please explain the potential events and changes in circumstances that could reasonably be expected to cause this kind of change. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, Section V of SEC Interpretive Release No. 33-8350.

4.   It appears that you have disclosed the percentage by which the fair value exceeded the carrying value of your Plastics – Blowmolding reporting unit and your Rigid Paper – Europe reporting unit. However, it does not appear that this type of disclosure was provided for your Plastics – Thermoforming reporting unit. Please tell us the percentage by which the fair value exceeded the carrying value for this reporting unit and confirm that you will provide this disclosure in future Exchange Act filings.

Notes to the Consolidated Financial Statements

Note 13 – Income Taxes, page F23

5.   We note you have provided disclosure regarding the expiration of operating loss carryforwards. Please revise to more clearly indicate the specific periods in which these loss carryforwards expire. Refer to FASB ASC 740-10-50-3a.

6.   We note the disclosure per page F24 of your Form 10-K stating that you initiated the repatriation of cash from certain foreign subsidiaries during the fiscal year ended December 31, 2012. Please describe the nature of the cash that was repatriated. For example, tell us the country from which this cash was repatriated and explain why management decided this was an appropriate course of action during the fiscal year ended December 31, 2012. In addition, we note the disclosure stating that the undistributed earnings of your international subsidiaries are considered to be indefinitely reinvested. Please tell us about the specific reinvestment plans in place supporting this conclusion in light of the recent repatriation of cash described in your filing. Refer to FASB ASC 740-30-25-17.

7.   We note you accrued the U.S. tax liability associated with the repatriation of cash from certain foreign subsidiaries during the fiscal year ended December 31, 2012. Please tell us whether the recognition of this tax expense resulted in the receipt of a foreign tax credit and describe your accounting treatment pursuant to FASB ASC 740-10-25.

8.   We note your disclosure stating that the computation of the potential deferred tax liability associated with the undistributed earnings of your international subsidiaries deemed to be indefinitely reinvested is not practicable. Please tell us how the repatriation of cash from certain foreign subsidiaries affected your ability to determine the amount of this unrecognized deferred tax liability.

<u>Signatures, page 39</u>

9.   Please identify the individual signing in the capacity of controller or principal accounting officer. See General Instructions D.(2)(a) and D.(2)(b) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director